LAUNCH

Producing livestreaming curated musical shows and performing arts worldwide



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LAUNCH
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launchglobal.co New York NY

Technology | Main Street | Entertainment | Festivals | Lifestyle

Highlights

1. 411 virtual events produced in 2020 calendar year, featuring over 700 artists
2. 155K viewers reached since forming in April 2020
3. 53 full time paying members generated since launching site-wide pay-gate on Oct 1. 2020
4. We are a single gateway to discover new music and performing arts worldwide
5. Unlimited curated content from emerging & veteran artists from many diverse cultures
6. Fully immersive performances delivered by a professional team with decades of combined experience
7. Access to exclusive and intimate shows with artists as well as massive concerts
8. Empower underrepresented and indigenous artists and communities worldwide

Our Team



Brian Stollery Co-Founder & CEO

Brian has over a decade of NYC live music production and virtual concert live-streaming operations experience, as well as managing and producing independent live

music at numerous festivals. Prior to Launch, he managed the US for an EU music startup.

> As artists and industry professionals ourselves, we are deeply familiar with the challenges and low margins of live music business. If we all work together, and pool resources, and give an excellent live music product, our entire industry can all make a living doing what we love!



Hester Li Co-Founder & COO

Hester managed the baseball experience for the Olympics in China. 'Nuff said. After managing massive shows at Beacon Theatre and Town Hall, she also built a career in corporate project & operational management with multiple startups



Wesley Powell Co-Founder & CFO

Using a deep entrepreneurial career in technology, processes, and systems to build and support a team capable of transforming the business of live music performance and consumption.



Ed Young Chief Strategy Officer

Co-founder The Source Magazine, one of the most significant cultural phenomena in modern music and popular culture. He took it from a newsletter to an over 350,000 subscriber magazine and from approximately $75K to over $20M in annual revenue



Indrani Pal-Chaudhuri Chief Marketing Officer

Disruptive Innovator, United Nations Women's Entrepreneurship Distinguished Fellow, & Tribeca Film Festival 2019 award-winning director, photographer, and social justice advocate, Indrani creates transformative art delivering massive social impact.

It started with this crazy idea ...

What if everyone, regardless of location, could access a single gateway for music and performing artist worldwide, attend unlimited live concerts with emergent and veteran talent, and enjoy curated streaming channels from venues, festivals, and artists from all over the world for the monthly cost of a cocktail at a bar?

What if independent artists could work together under a centralized community organization and leverage their collective strength in order to all grow and succeed together?

And what if every cent of this organization's revenue was shared with its artists?



Makaila at Stage 48, November 2019

Lo and behold, artists, sponsors, and industry personnel instantly loved the idea.

Launch traces its roots to an independent New York City concert production company in early 2019, transforming to an all-virtual livestream model and forming the new C-corp Launch Inc in April 2020, becoming the first interactive live-streaming music venue online with a direct revenue share model with artists.



Acid Dad, Live at Lola, November 2019

Then COVID-19 happened.

And, due to our team's extensive background in livestreaming production and insatiable work ethic, we hit the ground running to create a way for the live music industry to thrive in pandemics and beyond.



instantly loved the idea.

Launch traces its roots to an independent New York City concert production company in early 2019, transforming to an all-virtual livestream model and forming the new C-corp Launch Inc in April 2020, becoming the first interactive live-streaming music venue online with a direct revenue share model with artists.






THE
24-HOUR
LAUNCH
THE WORLD'S FIRST 24-HOUR LIVE-STREAMING MUSIC FESTIVAL
OVER 100 ARTISTS FROM ALL 7 CONTINENTS
JOIN US
FRI, NOON (EST) MAY 15
SAT, NOON (EST) MAY 16
TO CELEBRATE INDEPENDENT ARTISTS GLOBALLY
FB Live
@LaunchGlobal
LAUNCH

In late 2020, Launch partnered with United Kingdom-based stadium EDM group LZ7 for the Virtual Illuminate Tour on Launch garnering over 1600 viewers from over 12 countries across 4 continents.


The LZ7 Illuminate Virtual Tour on LaunchTV! 10/23, ...
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LAUNCH
LZ7
DOORS & SHOW
10.23.2020
3:00PM ET
STREAMING AT
LaunchGlobal.TV

Additionally, we forged a strategic agreement with legendary Queens, New York-based Colosseum Battle Rap League which continues to see a rise in viewership.


The Colosseum Battle Rap League - LIVE From Queen...
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COLOSSEUM
BATTLE
LEAGUE

Other highlights include shows with Linda Perry protége Willa Amai, Texas bluesman Griffin Holtby, our best-of 2020 recap, plus a Fresh Filmmakers Master Class with the head music executive at Netflix.

As Launch grew this year, so did our team.





In December 2020, <u>Ed Young</u>, co-founder of <u>The Source</u> magazine, and co-chair of the advisory board of <u>the Universal Hip-Hop Museum</u>, joined as **Chief Strategy Officer**.

Princeton University Visiting Lecturer, **David Bowie** protégé, artist and director <u>Indrani Pal-Chaudhuri</u>, whose work helped launch the solo careers of **Beyonce** and **Lady Gaga**, joined as **Chief Marketing Officer**.

This new *Avengers*-like executive team has officially given Launch the full power to manifest our aggressive, ambitious business and cultural goals.

Overall, Launch had a successful 2020, hosting nine virtual music festivals, creating five concurrent livestreaming channels, with over 400 shows, featuring nearly 1000 artists, and gaining over 165,000 members worldwide.

COMPETITORS
Live Music Streaming and Service

	MEMBERSHIP	PRODUCTION	LAUNCHING CAREERS	ARTIST CENTRIC	FULL SERVICE ARTIST SUPPORT
LAUNCH	✓	✓	✓	✓	✓
VENEWLIVE	✗	✓	✗	✗	✗
STABAL	✓	✗	✗	✓	✗
MANDOLIN	✗	✗	✓	✗	✗

We've not only produced way more shows, but we also offer far more capabilities than our closes competitors in the space, as shown.

Here's a nice 2020 recap to sum it all up:





And now we invite you to join us and Launch the future of music in 2021! Pun intended.

Launch currently seeks $250K in equity financing. We will use the funding for infrastructure and operational expansion, subscriber growth, and event promotion, to achieve our projected 13.5M members and global consumer brand presence by 2025. Here's your opportunity to get in on the ground floor so our upside can be your upside, too! (These are forward-looking projections that cannot be guaranteed)



Investment opportunity

- Very low burn rate via our revenue share model
- We are a full stack creative, production, promotion, streaming delivery and merchandising solution
- We are expanding into the OTT delivery stream (Roku, Chromecast, etc.)
- We are pursuing expansion into VR/AR/MR as the technology matures
- Existing tech support, booking, programming production, marketing, promotion, advertising, pay gate, and customer service teams are in place
- Zero barrier to entry for artists
- Robust artist and customer referral program in place
- As live performances return post covid, we are positioned to be the premiere streaming partner with brick & mortar venues due to our existing production capabilities

"I couldn't be prouder of our team and what we've accomplished over the past year, or more excited for the future of this business and our journey forward with YOU!"
- Co-Founder and CEO Brian Stollery

Love,

Brian, Hester, Wes, Ed, and Indrani

Downloads

Launch Seed Deck V3 2.pdf